GOLDEN GOLIATH RESOURCES LTD.

711-675 West Hastings Street, Vancouver, B.C., V6B 1N2, Tel (604) 682-2950

FOR IMMEDIATE RELEASE

TSX.V : GNG

January 18, 2008 PR 01/08

US:GGTH-F

Golden Goliath Plans Delineating High Grade Near Surface Potential Resource after Drilling 21 meters of 7.1 g/t Au Equivalent *

Golden Goliath is pleased to announce that initial results from the diamond drilling program started last Fall has returned potentially mineable widths with high grade intercepts at its 100% owned San Timoteo Project, in the Uruachic mining district of Mexico. The Company is now planning a multiple hole follow-up for this area of San Timoteo, to expand the new discovery and begin delineating a new high-grade near- surface & underground resource base.

The drill program currently underway is estimated to be approximately 20,000 metres, started with one small drill last summer. By September more and better drills became available and were contracted by the Company. Two drill rigs from one contractor began working on San Timoteo in early September and both are still working there. A separate contractor started working on La Reforma with one drill, then with two rigs for a few weeks, before demobing one of them. One diamond drill continues at La Reforma. This drill will be moved to the Las Bolas area once the planned Reforma holes are completed. Overall, the drill program is still in its initial stages and the Company expects to be drilling throughout the year, with over five million still in the treasury. An Induced Polarization geophysical survey is planned for February in order to cover the San Timoteo II claim. San Timoteo II lies between the new discovery at San Timoteo and the Nueva Union claim and contains numerous old workings. Drilling in this area will commence following the geophysical survey.

Assay results have been very slow in coming from the lab. The average turn- around time for samples submitted is 8 weeks and samples done on a Rush basis (at twice the cost), take 4 weeks. Results from core samples submitted in early November were received on December 31, which is a hinderance to spotting new holes and to getting news to shareholders. With the drills themselves, there have been no technical problems and core recovery is excellent. Drilling has now resumed after the Christmas break on both San Timoteo and La Reforma and is planned to continue throughout most, if not all, of 2008. Drilling at Las Bolas will commence after the first round of holes on La Reforma is finished.

Highlights to date of the ongoing drill campaign are as follows:

Drill Hole Number	From (m)	Width (m)	Ag ppm	Au ppm	Zn ppm	Pb ppm	Cu ppm
AN.DD-07-01	41.0	6.0	20.0	0.25	--	--	--
					25,635	15,667
ST-07-8 *	0.0	21.0	89.5	0.31	(2.5%)	(1.6%)	--
					32,570	18,356
Including	4.5	16.5	105	0.35	(3.2%)	(1.8%)	--
					60,920	32,480
Including	6.0	7.5	192	0.2	(6.1%)	(3.2%)	--
					4,015
ST-07-8	69.0	19.5	--	--	(0.4%)	--	--
					10,695	6,138	4154
ST-07-4	0.0	15.0	43.6	0.24	(1.1%)	(0.6%)	(0.4%)
					12,824	11,955	10,160
Including	1.5	13.5	49	0.26	(1.3%)	(1.2%)	(1.02%)
					24,483	11,930	6,399
Including	9.5	6	85	0.32	(2.5%)	(1.2%)	(0.6%)
						6,744
ST-07-6	44.5	7.5	29.1	--	--	(0.7%)	--
					11,093
Including	103.0	48.0	--	--	(1.1%)	--	--
					8,332
ST-07-7	87.0	28.5	--	--	(0.8%)	--	--
ST-07-13	365.2	38.1	--	0.21	--	--	--

Please refer to the Drill hole plan map for specific drill hole locations. The holes in the table were collared in topographically high areas above the old San Martin mine.

Drill holes ST-DD-07-4 & 8 were both drilled into the San Martin structure, 173 vertical metres above the main San Martin mine tunnel. Records show that the San Martin ore graded 1038 gm silver/tonne and 7.3 gm gold/tonne, and was mined from a structure that was 800 metres long and 2.2 metres wide. The San Martin mine tunnel was developed at the lowest adit level and has not yet been drill tested below that level.

The high grade, near surface intercepts may be related to a larger polymetallic (Pb,Zn,Ag) vein system which displays dilational fissure and subsidiary vein arrays as mineralization controls. These veins are typically galena-sphalerite dominant and multidirectional. Metal zonation in polymetallic vein systems may be complicated by repeated activity and telescoping. Dilatant structural environments may result in telescoping outwards of vein systems to form at considerable distances from intrusion metal sources. Higher grade mineralization commonly occurs within shoots along through- going structures.

Some of the deeper drill holes were planned to go under the 150m chargeability high and have intersected up to 200m wide zones with sphalerite, galena and other sulphides. Some of these holes were drilled into a porphyryitic dacite body with disseminated sulphides including galena, sphalerite and chalcopyrite, and others cut andesitic volcanics in contact with the intrusive. The andesitic rocks include wide sections containing veins of massive galena and sphalerite, with blebs of chalcopyrite. The system is strengthening with depth. Drill hole ST-DD-07-10a was drilled to a depth of 505 metres, which was the maximuim extent of the available drill rods. The hole had to be stopped in strengthening mineralization, with polymetallic veins up to a centimeter wide hosted in andesitic volcanics adjacent to an intrusive dacite porphyry. The Company has started on an extension of the existing access road in order to drill from a lower topographic level and thereby continue testing this mineralization. Additional drill rods have now been obtained by the drilling contractor, allowing for longer holes, over 600 metres. The upcoming IP survey will be configured in order to overlap the old data and extend depth penetration in this important area. The road will be continued to the nearby mouth of the San Martin adit, which will then also allow drilling the down dip extension of that high grade structure.

The San Martin mine mineralization may be related to the deeper polymetallic system as well as the near surface results in holes 4 and 8. The Company believes that a large porphyry-type system may underlie the near surface gold and silver mineralization at San Timoteo. The intrusive dacitic porphyry is mineralized as are the adjacent volcanic rocks. Evidence seen in the core indicates that there were several episodes on mineralization and veining. This porphyry system, which already has a possible strike length of 1,200 metres, has a large tonnage potential.

Drill holes ST-DD-07-10, 10a, 11, 12, 13, 17, 18 have been drilled, sampled and the company is waiting for the final results. Drill holes ST-DD-07-01, 02, 03, all of which were short holes, had no significant values to report. Drill holes ST-DD-05, 07-09, 09B had no significant values to report.

On the La Reforma property a series of shorter holes have tested the north central area of the property known as Pat’s Knob, as well as most of the Dickite Zone, without significant results. Preliminary drilling of a chargeability high on the east side of La Reforma property is currently underway and is yielding core with similar disseminated sulphide mineralization. This site is about 2.5 kilometres west of the San Timoteo drilling with similar looking mineralization.

Apart from the delay in obtaining assay results, the Company is pleased with the progress of this major diamond drilling program. Very significant results have already been returned and new zones discovered and the program is still in its early stages.

About Golden Goliath

Assays are done at Chemex labs in Vancouver BC using fire assay preparation and AA finish and ICP methods. The QP for the Uruachic project is J. Paul Sorbara M.Sc., P.Geo. Golden Goliath Resources Ltd. is a junior exploration company listed on the TSX Venture Exchange (symbol GNG). The Company is focused on exploring and developing the gold and silver potential of an historic mining camp located in the world famous Sierra Madre Occidental Mountains of northwestern Mexico. Unlike most juniors, which have an option to earn an interest in a single property or a few scattered properties in various areas or countries, Golden Goliath controls an entire old mining camp, or district, that covers an area of 15 by 25 kilometres, with numerous past producing gold and silver mines dating back to the time of the Spaniards. Golden Goliath’s Uruachic claims are owned 100% by the Company and are fully paid for with no property option or purchase payments to make. To find out more about Golden Goliath visit www.goldengoliath.com.

ON BEHALF OF GOLDEN GOLIATH RESOURCES LTD.

J. Paul Sorbara, M.Sc., P.Geo.

President

To find out more about Golden Goliath Resources Ltd. visit our website at: www.goldengoliath.com

The TSX Venture Exchange has not reviewed and does not approve or disapprove the adequacy or accuracy of this release.